Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2018	2017
Fixed Charges:
Interest expense [1]	$837	$745
Interest capitalized	22	25
One-third of rents [2]	107	104
Total fixed charges	$966	$874
Earnings:
Income from operations before income taxes	$6,492	$6,058
Fixed charges per above	966	874
Less: capitalized interest	(22)	(25)
	944	849
Amortization of interest capitalized	8	8
Total earnings	$7,444	$6,915
Ratio of earnings to fixed charges	7.71	7.91

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $26 million and $21 million for the nine months ended September 30, 2018 and 2017, respectively. The ratio of earnings to fixed charges would have been 7.92 and 8.11 for the nine months ended September 30, 2018 and 2017, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.